

August 13, 2010

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

     Re: **General Electric Company**
               Form 10-K for the Fiscal-Year Ended December 31, 2009
               Filed February 19, 2010
               File No. 001-00035

Dear Mr. Sherin:

     We have reviewed your response letter dated July 30, 2010, and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

From 10-K for the Fiscal-Year Ended December 31, 2009

Financial Receivable, page 47

1.   We note your response to our prior comments 2 and 4. In the last paragraph of your response we note where you state that the increased levels of nonearning receivables are not a direct input into the general component of your reserve. Please explain to us why you do not factor into your general allowance component the increased levels of nonearning receivables and the associated trends of these increasing levels, as this is an indicator of current general economic conditions and risk in the loan portfolio. As part of your response, please also tell us whether your general reserve methodology considers historical charge-off rates.

2.   Additionally, please provide us with an analysis of your general reserve compared to financial receivables subject to this general reserve, by financial receivable category at December 31, 2008, December 31, 2009, March 31, 2010, and June 30, 2010. Please discuss the reasons for any trends and fluctuations from period to period. Also, discuss how and why these trends support that your allowance for loan losses allocated to these financial receivables were reasonable for each of the aforementioned periods.

3.   We note from your response to our prior comment 3 that the increase in nonearning receivables in your CLL-Europe business was primarily attributable to the January 2009 acquisition of Interbanca S.p.A. You state that approximately $0.3 billion of loans acquired with this transaction were placed on cost recovery and classified as nonearning and since no allowance for losses carried over upon acquisition for these loans, this is what caused the decline in the ratio of the allowance for losses as a percent of nonearning receivables from 83.5% at December 31, 2008 to 39.4% at December 31, 2009. Also, you state that the ratio of the allowance for losses to nonearning receivable, absent amounts related to the acquisition of Interbanca S.p.A at March 31, 2010, compared to December 31, 2008, was flat. Based on the amount identified in your response of $0.3 billion attributable to the January 2009 Interbanca S.p.A. acquisition, it appears that there are additional contributing factors that significantly caused the decline in the ratio of the allowance for losses as a percent of nonearning receivables in your CLL-Europe business. As previously requested, please quantify for us the allowance as a percent of nonearning receivables for the CLL-Europe business absent the acquisition of Interbanca S.p.A., and compare the ratio of prior periods (i.e. December 31, 2009 to December 31, 2008 and March 31, 2010 to December 31, 2008) and discuss the reason for any trends and fluctuations. Additionally, please revise future filings to address our comment.

4.   Reference is made to your response to our prior comment 7. In the last paragraph to this response you state that the allowance for loan losses related to the consumer loans included in the short-term modification programs is not materially different from that which would have been calculated had you applied the requirements of ASC 310-10 (SFAS 114). In future filings please provide a similar disclosure consistent with your last paragraph to this response.

5.   Reference is made to your response to our prior comment 8 where you state that the data related to re-default experience is considered in your overall reserve adequacy review. In future filings please provide a similar disclosure consistent with the aforementioned statement.

6.   We note your response to prior comment 11, which includes additional details of your methodology and measurement of impaired loans, and charge-off policies. Please revise your disclosure in future filings to include similar discussion that is consistent with the entirety of this response. Please provide us a copy of your proposed sample disclosure.

7.   We note your response to prior comment 14 where you indicate that your Real Estate business monitors loans with interest reserves "in a manner similar to its overall loan portfolio." Due to the nature of interest reserve payments, loans with interest reserves have the ability to appear to be performing in accordance with contractual terms as these interest reserve payments are made even though the underlying loans or projects are experiencing difficulties in completion and payment. In this regard, please tell us in detail how you specifically monitor these loans for impairment to ensure the projects will be completed and the loans paid when due at their maturity in accordance with the contractual terms.

8.   We note your response to prior comment 16 that, "foreclosed real estate assets are initially recorded at the lower of the net investment in the related financing receivable or the internally-generated estimate of fair value of the property less costs to sell, if classified as held for sale." FASB ASC 310-10-35-32 requires that when foreclosure is probable, a creditor shall measure the impairment based on the fair value of the collateral. Please confirm that when the foreclosure is probable, prior to the actual foreclosure of the real estate assets, your policy is to record the associated finance receivable at the estimated fair value of the property less costs to sell. Please also tell us whether your policy is to true-up the loan balance to the current fair value less costs to sell immediately prior to foreclosure, such that regardless of your intention to hold or sell the foreclosed property, the foreclosed real estate assets would be recorded at fair value of the property less costs to sell at the time of foreclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief